02018696

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46317

RECEIVED MAR 0 1 2002 354 SEC PROCESSING SECTION WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TFM Investment Group

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Market Street
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F. McGowan (215) 405-7101
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G. CPA
(Name — *if individual, state last, first, middle name*)

207 Buck Road, Suite 1C	Holland	PA	18966
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas F. McGowan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFM Investment Group, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Thomas F. McGowan
Signature

Managing Partner
Title

Renee A. Bor
Notary Public

NOTARIAL SEAL
RENEE A. BOR, Notary Public
City of Philadelphia, Phila. County
My Commission Expires Nov. 3, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17A-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFM INVESTMENT GROUP
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2001 WITH
REPORT AND SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITOR

TFM INVESTMENT GROUP

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT

To the Partners
TFM Investment Group
Philadelphia, Pennsylvania

I have audited the accompanying statement of financial condition of TFM Investment Group (a partnership) as of December 31, 2001, and the related statements of operations and partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TFM Investment Group at December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James G. Pirolli

February 18, 2002

TFM INVESTMENT GROUP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 802,901
Securities owned, marketable at market (Note 6)	
Equities	236,828,265
Options	316,582,234
Investments (Note 3)	5,208,577
Receivables	1,697,442
Funds held in accounts with clearing broker	404,297,421
Memberships in exchanges, at cost (Note 5)	5,886,000
Fixed assets, at cost, less accumulated depreciation of $87,703	527,781
Goodwill, less accumulated amortization of $87,664	4,557,818
Deposit with clearing broker	35,000
Other assets	55,868
	$976,479,307

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$ 7,949,218
Securities sold but not purchased (Note 6)	
Equities	532,886,467
Options	318,728,625
Total liabilities	859,564,310
Partners' capital	116,914,997
	$976,479,307

The accompanying notes are an integral part of these financial statements.

TFM INVESTMENT GROUP

STATEMENT OF OPERATIONS AND PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE	
Revenue from trading activities	$ 48,620,269
Interest and dividends	19,261,888
Investment income (loss)	(11,777,360)
Other revenue	1,622,362
Total revenue	57,727,159
EXPENSES	
Employee compensation and benefits	12,655,904
Regulatory fees and exchange seat expense	6,889,684
Clearing and brokerage expense	7,995,969
Interest expense	6,691,638
Other operating expenses	14,002,305
Total expenses	48,235,500
Net income	9,491,659
PARTNERS' CAPITAL, beginning of year	122,488,868
PARTNERS' DRAWS	(15,065,530)
PARTNERS' CAPITAL, end of year	$116,914,997

The accompanying notes are an integral part of these financial statements.

TFM INVESTMENT GROUP

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 9,491,659
Adjustments to reconcile net income to cash used by operating activities	
Depreciation and amortization	140,468
Loss on investments in limited liability companies	11,777,360
Assumption of equity interest in limited liability companies	14,675,765
(Increase) decrease in	
Receivables	(392,680)
Securities owned	6,357,796
Memberships in exchanges	(3,074,100)
Other assets	(30,848)
Funds held in accounts with clearing broker	(156,237,900)
Increase in	
Securities sold but not purchased	140,772,882
Accounts payable and accrued expenses	1,992,965
Cash provided by operating activities	25,473,367
CASH FLOWS FROM INVESTING ACTIVITIES	
Sale of United States treasury bill	98,880
Purchase of remaining interest in TFM/Heartland	(3,845,482)
Purchase of assets of G-Bar Limited Partnership	(800,000)
Capital contributions made to limited liability companies held as Investments, net of withdrawals	(4,479,452)
Purchase of equipment	(602,882)
Cash used by investing activities	(9,628,936)
CASH FLOWS FROM FINANCING ACTIVITIES	
Partners' draws	(15,065,530)
Cash used by financing activities	(15,065,530)
Increase in cash	778,901
Cash at beginning of year	24,000
Cash at end of year	$ 802,901
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for interest	$ 6,160,681

The accompanying notes are an integral part of these financial statements.

(1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

TFM Investment Group (the "Company") was formed as a partnership in the Commonwealth of Pennsylvania on July 1, 1993 for the purpose of conducting investment activities on a proprietary basis. The Company is a member of the American Stock Exchange, Chicago Board Options Exchange, Pacific Exchange, and Philadelphia Stock Exchange and acts as a specialist, designated primary market maker (DPM) and lead market maker (LMM) for over 350 equity option and index issues. In addition, the Company acts as an equity specialist for 160 common stocks.

Significant Accounting Policies

Cash

For purposes of the statement of cash flows, the Company includes as cash, amounts on deposit at banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2001.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method based on the estimated lives ranging from five to seven years. For 2001, depreciation expense amounted to $52,804.

Recognition of Revenue

Securities transactions and expenses are recorded on a trade date basis.

Income Taxes

The Company is a partnership and as such is not subject to federal or state income taxes on its taxable income. Instead, the partners are liable for federal and state income taxes on the Company's taxable income. Accordingly, no provision for federal and state income taxes is recorded in theses financial statements.

Goodwill

The cost to acquire the balance of an investment in a limited liability company in 2001, in excess of the fair value of the net assets at acquisition date, is recorded as goodwill and is amortized over a period of fifteen (15) years. In addition, the cost to acquire DPM appointments from another company has also been recorded as goodwill. Amortization expense in 2001 was $87,664.

(1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(2) FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value. If market prices are not readily available, fair value is utilized. Market value for exchange-traded derivatives, principally options, are based on quoted market prices and/or other formulae adopted by the clearing broker.

Derivatives used for hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities (that is, hedges of financial instruments that are marked-to-market are also marked-to-market and recognized currently in the statement of income, while hedges of financial instruments recorded at cost of anticipated transactions are deferred). Unrealized gains or losses resulting from hedges of marked-to-market financial instruments are recorded as trading revenues.

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased.

Premiums and unrealized gains for written and purchased option contracts are recognized gross in the statement of financial condition.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(2) FINANCIAL INSTRUMENTS (CONTINUED)

Fair Value of Financial Instruments (continued)
The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to conduct trading activities, and manage market risks and, are therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk.

The credit risk of options is limited to the unrealized market valuation gains recorded in the statements of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss.

Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

As of December 31, 2001, the gross contractual or notional amounts of derivative financial instruments used for trading purposes were as follows:

	$ Millions
Equity and index options held	$3,987
Equity and index options written	$4,059

(2) FINANCIAL INSTRUMENTS (CONTINUED)

Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes (continued)

The fair value of derivative financial instruments held or issued for trading purposes as of December 31, 2001, and the average monthly fair value of the instruments for the year ended December 31, 2001, are as follows:

	Fair Value at Year-End ($Millions)		*Average Fair Values ($Millions)*	
	Assets	*Liabilities*	*Assets*	*Liabilities*
Options held	$316,582		$290,385	
Options written		318,729		341,319

(3) INVESTMENTS

Investments held by the Company at December 31, 2001, consisted of the following:

An interest in Hilary LLC, a limited liability company, which wholly owns Flash Trading LLC (Flash) and Option Resource Group LLC (ORG). Flash and ORG both conduct activities as designated primary market makers on the Chicago Board Options Exchange. The investment was acquired effective December 1, 2000 and is accounted for using the equity method.	$4,898,577
10 shares of First Option Clearing, Inc. Series A Preferred Stock, with a stated value of $1,000 per share, at cost.	10,000
A strategic investment is maintained in EGAR Technology, Inc. ("EGAR") which provides a comprehensive suite of trading and risk management applications. 500,000 shares of common stock of EGAR are owned, and recorded at cost.	300,000
Total	$5,208,577

(3) INVESTMENTS (CONTINUED)

Prior to June 20, 2001, the Company owned a 50% interest in Midland Trading II through its wholly-owned subsidiary, TFM Partners. Effective June 20, 2001, TFM Partners assumed the remaining interest in Midland Trading II. The assets and liabilities of Midland Trading II were then integrated into TFM Investment Group. The net assets assumed were approximately $13 million.

Prior to August 27, 2001 the Company owned a 40% interest in Heartland/TFM, a limited liability company which conducts activities as a designated primary market maker on the Chicago Board Options Exchange. Effective August 27, 2001 TFM acquired the remaining interest of Heartland/TFM for $3,444,882. On August 27, 2001, TFM's capital balance in Heartland/TFM equaled the equity of Heartland/TFM. Accordingly, the acquisition cost of the remaining interest was recorded as goodwill.

(4) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Minimum "net capital" must be at least $100,000 or 6 2/3 of aggregate indebtedness, whichever is greater. At December 31, 2001, the Company had net capital of $92,515,391 which was $91,985,440 in excess of its required net capital of $529,951. The Company's net capital ratio was .09 to 1.

(5) MEMBERSHIPS IN EXCHANGES

At December 31, 2001 the Company had memberships in the Philadelphia Stock Exchange, American Stock Exchange, Chicago Board of Options Exchange and Pacific Exchange. Exchange memberships are recorded at cost, or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. The fair value of certain exchange memberships were less than cost and the aggregate fair values of all exchange memberships as of December 31, 2001 was $5,355,000 which was $531,000 less than the aggregate costs of $5,886,000. However, management believes that those impairments are temporary and has recorded all exchange memberships at cost.

Subsequent to December 31, 2001, the Company sold all of the exchange memberships with the exception of one, for $5,005,000. These exchange memberships had an original cost of $5,808,500.

(6) SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(a) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

(7) SECURITIES OWNED AND SOLD, NOT PURCHASED

Marketable securities owned and sold, not purchased, consist of trading and investment securities at market values.

(8) CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(9) COMMITMENT

The Company maintains leased office facilities in Chicago, IL and annual rentals are charged to current operations. The lease is subject to an escalation clause based on the operating expenses of the lessor. The approximate minimum annual rental commitments under this lease as of December 31, 2001 are as follows:

Year Ended December 31,	Amount
2002	$ 547,000
2003	560,000
2004	573,000
2005	587,000
2006	601,000
Thereafter	1,618,000
Total	$4,486,000

(10) AGREEMENT

The Company has a Joint Back Office ("JBO") clearing agreement with First Options of Chicago, Inc. ("FOC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As a part of this agreement, the Company has invested $10,000 in the preferred shares of FOC as described in Note 3. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with FOC, exclusive of its preferred stock investment.

(11) RETIREMENT PLAN

The Company has adopted a qualified 401(k) retirement plan for employees age 18 and over who have completed one year of service. The 401(k) retirement plan provides for tax deferred employee contributions with a corresponding matching employer contribution not to exceed the lesser of 3% of compensation contributed as elective deferrals or 30% of the IRS maximum contribution per year for deferred compensation. The amount of contributions made by the Company for the benefit of employees in 2001 was $110,425.

(12) SUBSEQUENT EVENT

Subsequent to December 31, 2001, the Company entered into an agreement with Goldman Sachs Group, Inc. whereby Goldman Sachs Group, Inc. will acquire all of the specialist assets of TFM Investment Group and integrate those assets into a subsidiary of Goldman Sachs Group, Inc. Upon completion of the sale, TFM Investment Group will cease all trading activities.

Schedule I

TFM INVESTMENT GROUP

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

NET CAPITAL

Total partners' capital qualified for net capital		$116,914,997
Deductions and/or charges		
Non-allowable assets:		
Investments	$ 5,208,577	
Receivables from broker-dealers greater than 30 days	30,916	
Memberships in exchanges	5,886,000	
Fixed assets	527,781	
Goodwill	4,557,818	
Other assets	55,868	
		(16,266,960)
Net capital before haircuts		100,648,037
Haircuts		(8,132,646)
Net capital		$ 92,515,391

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 7,949,218

TFM INVESTMENT GROUP

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $100,000 if greater	$ 529,948
Excess net capital at 1,500%	$ 91,985,443
Excess net capital at 1,000%	$91,720,469
Ratio: aggregate indebtedness to net capital	.09:1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in company's Part IIA (Unaudited) FOCUS Report	$94,374,322
Audit adjustments	
Additions to accounts payable	(1,858,931)
Net capital as reported herein	$92,515,391

TFM INVESTMENT GROUP

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

TFM Investment Group claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customers' funds and securities. TFM Investment Group has a joint back office agreement with First Options of Chicago.

INFORMATION RELATING TO POSSESSION

OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

TFM Investment Group claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customers' funds and securities.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Partners
of TFM Investment Group.
Philadelphia, Pennsylvania

In planning and performing my audit of the financial statements and supplemental schedules of TFM Investment Group (the Company) for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in the rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partners, management, the SEC, the Chicago Board Options Exchange and other regulatory agencies which rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James G. Pirollo

February 18, 2002